                                                             Exhibit No. EX-99.5

These shares are held directly by the Dylan James  Panichello  Trust of 10/15/01
(Irrevocable),  of which the  Co-Trustees  are John T. Kim and Susan Y. Kim, and
are held  indirectly by Susan Y. Kim as Co-Trustee  and immediate  family member of, and sharing the same household with, Dylan James Panichello, the beneficiary of this trust, and indirectly by John T. Kim as Co-Trustee.